Exhibit 99.1
Shinhan Bank’s Extraordinary Shareholders’ Meeting Result

On September 22, 2014, Shinhan Bank, our wholly-owned bank subsidiary, held an extraordinary shareholders’ meeting and agenda listed below was approved.

1)	Agenda:

i) Approval of Outside Director

Name	Position	Period of Tenure	Note

Cho, Dongchul	Outside Director	Until the Annual General Meeting of Shareholders of Shinhan Bank in 2016	Newly-appointed